FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2013

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated August 7, 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Dated August 7, 2013

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
____________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 11, 2013

To our Shareholders:

We cordially invite you to the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on September 11, 2013 at 2 p.m. local time, for the purpose of: Approval of the compensation policy for our Directors and officers, as required by Israeli Companies Law.

Our Board of Directors recommends that you vote “FOR” the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, August 12, 2013, are entitled to notice of and to vote at the special general meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting. Only proxies that will be received at the address first indicated above no later than 2 p.m. Israel time, on September 9, 2013, will be deemed received in a timely fashion and the votes therein will be recorded.  If you attend the meeting, you can revoke your proxy and vote your shares in person.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors, Amiram Levinberg Chairman of the Board of Directors

August 7, 2013

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 11, 2013

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. ("Gilat", "we", "our" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on September 11, 2013, at 2 p.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of our Special Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about August 14, 2013.

Purpose of the Special General Meeting

At the Meeting, our shareholders will be asked to vote upon the approval of a compensation policy for the Company's Directors and officers, as required by the Israeli Companies Law.

AFTER TAKING INTO CAREFUL CONSIDERATION THE RECOMMENDATION OF OUR COMPENSATION COMMITTEE, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSAL SET FORTH IN THIS PROXY STATEMENT.

In case of an amendment to this Proxy Statement, we will issue a press release with the details of the amendment, and file such press release and the amended proxy itself with Form 6-K with the SEC. In such event, a copy of these materials  can be obtained also on our website at www.gilat.com (under the heading “SEC Filings” within the Investors section of our website); through the Tel-Aviv Stock Exchange filing system at www.tase.co.il; or the Israel Securities Authority filing system at www.magna.isa.gov.il.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on August 12, 2013, are entitled to notice of, and to vote at the Meeting. As of August 5, 2013, the Company had 42,025,745 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Shareholders can vote their ordinary shares at the Meeting in person or by mail as follows:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on September 9, 2013, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our Directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m. Israel time, on September 9, 2013, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Majority Vote Standard

Each of our ordinary shares is entitled to one vote on the matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, are required to adopt the proposed resolution, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Voting Results of the Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.gilat.com; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filing system at www.tase.co.il or through the Israel Securities Authority filing system at www.magna.isa.gov.il/.

I.  APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS
(Item 1 on the Proxy Card)

On December 2012, amendment No. 20 to the Israeli Companies Law, or Amendment No. 20, became effective. Amendment No. 20 requires the Board of Directors of a public company to adopt a policy with respect to the terms of service and employment of office holders, or the Compensation Policy, after taking into consideration the recommendations of the compensation committee of the Board of Directors. Amendment No. 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.  The Compensation Policy must be adopted on or before September 12, 2013.

Our Board of Directors has established, in accordance with the requirements of Amendment 20, a Compensation Committee whose responsibilities are set forth in the Companies Law. The composition of the Compensation Committee is as set forth in the Companies Law, which states that it be comprised of at least three Directors, including all of a Company’s independent “External Directors” (as such are defined in the Companies Law), who must constitute a majority of the committee. One of the External Directors serving on the Compensation Committee shall act as its Chairperson.  All other members of the Compensation Committee must be Directors (a) whose Terms of Office and Employment are otherwise consistent with those of External Directors at Israeli publicly traded companies; and (b) are not otherwise ineligible under the Companies Law to serve on such committee.

A Compensation Policy for a period exceeding three years should be reviewed and re-approved every three years. In addition, the Board of Directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Under Amendment No. 20, the Board of Directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the Compensation Committee and the Board of Directors resolved, after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is beneficial to the company.

Amendment 20 provides that the Compensation Policy shall be based, among other matters, on promoting the Company’s goals, its business plan and long term policy and creating appropriate incentives for the Company’s officers, considering, among others, the Company's size, nature of its operations and risk management policy.

In accordance with the requirements of Amendment 20, our Board of Directors has approved the Compensation Policy attached as Annex A hereto after taking into careful consideration our Compensation Committee’s recommendations in this regard. Our Board of Directors recommends that the Compensation Policy be approved by the shareholders. The Board of Directors has resolved that the Compensation Policy is (i) based on principles that enable a proper balance between the desire to reward directors and officers for their achievements and the need to ensure that the compensation structure advances the Company’s objectives and strategy over time; and (ii) is in the best interest of the Company.

The purpose of the Compensation Policy is to set guidelines and a framework that will enable our Compensation Committee and Board of Directors to formulate personal compensation plans for any officer or Director.

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve Company’s Compensation Policy in the form attached as Annex A hereto."

The approval of this Proposal requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a Personal Interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding 25% or more of the voting power of the Company while no other shareholder holds more than 50% of the voting power, is presumed to be a controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal.

“Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a Director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a Director or chief executive officer, but excluding a personal interest arising solely from the mere holding of shares in the Company or in a body corporate.

The terms of office and employment of all Company’s Directors are subject to the provisions of Company’s proposed Compensation Policy and therefore, all of our Directors have personal interest in connection with the proposed Compensation Policy.

By Order of the Board of Directors, Amiram Levinberg Chairman of the Board of Directors

August 7, 2013

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of August 5, 2013 (including options exercisable within 60 days from the date hereof) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all Directors and officers as a group.  The information in this table is based on  42,025,745 ordinary shares outstanding as of August 5, 2013. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
York Capital Management(3)	8,121,651	19.3%
FIMI Funds (4)	7,695,203	18.3%
Itshak Sharon (Tshuva)(5)	2,449,806	5.8%
All officers and Directors as a group (21 persons)	2,697,379	6.4%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 42,025,745 ordinary shares issued and outstanding as of August 5, 2013.

(3)
The information in this table is based on Schedule 13D/A filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to: (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”). YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(4)
Based on a Schedule 13D/A filed on November 15, 2012 and information provided to the Company by the shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"). FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 7,670,203 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. Additionally, FIMI IV 2007 Ltd. holds options to purchase 25,000 ordinary shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(5)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.'s outstanding share capital and voting rights is owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual Directors to the attention of:

Alon Levy, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: alonl@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or to one of our Directors who can address the matter.

Annex A - Company’s Executives Compensation Policy

Annex A

Gilat Satellite Networks Ltd.

(the “Company”)

Compensation Policy for Officers

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), the Board of Directors of the Company (the “Board” or “Board of Directors”) approved a compensation policy (the “Compensation Policy” or “Policy”) setting forth the principles to govern the terms of office and employment of officers of the Company. This Policy was approved by the General Meeting of shareholders on ____________ .

This Compensation Policy shall apply to terms of service and compensation of officers which will be approved after the date on which this Compensation Policy was approved by the shareholders of the Company.

The term “officer” in this policy is defined as set out in the Companies Law: "a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and member of the Board of Directors (“Director”) or a manager who reports directly to the chief executive officer".

For purposes of this Policy, “Executives” shall mean officers excluding non-employee Directors.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company's Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

 In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii)  the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business;  and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies  and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider  the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.  With respect to the fiscal year 2012:

(i) the ratio between the average cost of the overall compensation payable to all of the Executives, and the average cost of the overall compensation of Other Employees, was 3.7 to 1;

(ii)  the ratio between the average cost of the overall compensation payable to all of the Executives, and the median of the cost of overall compensation of Other Employees, was 3.9 to 1;

(iii) the ratio between the average cost of the overall compensation payable to the top five (5) Executives and the average cost of the overall compensation of the Other Employees, was 4.6 to 1; and

(iv) the ratio between the average cost of the overall compensation payable to the top five (5) Executives and the median of the cost of overall compensation of the Other Employees , was 4.8 to 1.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements and Insurance, Exculpation and Indemnification.

1.	Base Salary

The base salary of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company  will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO and of the Chairman of the Board shall not exceed NIS 110,000 per month, and the base salary of any Executive in the Company (other than the CEO and Chairman of the Board) shall not exceed NIS 72,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one-time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s monthly base salary for six (6) months.  Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including: social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law.  The Company shall contribute monthly payments for a study fund, as allowed by applicable law. All such payments may be calculated based on part of or the entire monthly salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment.  The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company's expenses reimbursement policy.  The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.	Cash Bonuses

3.1	Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company with respect to special and distinctive circumstances that were not included in the work plan for the respective year (for example, with respect to a special project decided upon during the year) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, other than the CEO or the Chairman of the Board, shall be conditioned upon the cumulative following conditions:

(i)  achievement of a minimum positive Profitability Metric as determined by the Company; and

(ii) meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

Payment of the Annual Bonus to the CEO and to the Chairman of the Board, shall be conditioned upon the cumulative following conditions:

(i) achievement of a minimum positive operating profit as determined by the Company; and

(ii) meeting a threshold of not less than 80% of the operating profit target as set out in the annual budget approved by the Board.

Each of the Annual Bonus and the Special Bonus will be based mainly (80% or more) on measurable targets determined at the beginning of the year (or, with respect to the Special Bonus, predetermined targets set during the year) at certain weights, and, with respect to its less significant part (up to 20%) based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

•
financial targets, such as the Company's profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

•	sales results;
•	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;
•	execution of projects;
•	innovation defined by specific milestones (for example, registration of patents);
•	raising capital and closing financing transactions; and
•	meeting market share targets.

Qualitative targets for the Annual Bonus or the Special Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

A portion of between 20% to 30% of the Annual Bonus (the “Deferred Amount”) will be deferred, and will be payable based on minimum measurable targets defined for the subsequent fiscal year(s). Accordingly, the  Deferred Amount with respect to a given year will be granted subject to fulfillment of the following cumulative conditions:

(i)	the measurable targets defined for the given year were met; and

(ii)	Minimum measurable targets, as will be defined by the Company, for any one of the following year(s), were met as well.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 12.5% of the operating profit for such year.

The amount of the Special Bonus to be paid to an Executive, including the CEO, shall not exceed the monthly base salaries of such Executive for four (4) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive other than the CEO for any year shall not exceed such Executive’s monthly base salary for eight (8) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO for any year shall not exceed  the CEO’s base salary for twelve (12) months.

3.3.	Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company's financial and operational performance.

3.4.	Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company's financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3-year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.             Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation ("Equity-based Compensation"), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for eight (8) months. Such value of the Equity-Based Compensation granted to the CEO vesting in a calendar year as aforementioned shall not exceed his or her base salary for twelve (12) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity-Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period  to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation, the exercise price of such Equity-based Compensation shall not be less than 8% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 8% over the fair market value as will be determined by the Company).

The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.

5.             Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of 43% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to 57% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of 33% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to 66% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.             Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company.  Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company  will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months.  Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.             Insurance, Exculpation and Indemnification

The officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The officers will be covered by directors and officers liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed $40 million. The premium payable with respect to such insurance per a 12-month period shall not exceed $450,000.

C.	Compensation of Directors

The compensation and reimbursement of expenses of all of the Company's Directors who are not employed by the Company (including outside Directors and independent Directors) shall be in accordance with the provisions of the Companies Regulations (Rules Regarding the Compensation and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

Additionally, the Company shall be entitled to grant Equity-Based Compensation to its non-employee Directors, subject to applicable law. The exercise price of such Equity-based Compensation shall not be less than 8% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 8% over the fair market value as will be determined by the Company). The value of such Equity-Based Compensation granted to any non-employee Director (determined based on generally accepted accounting principles applicable to the Company) vesting in any calendar year (calculated on a linear basis) shall not exceed at the time of grant US$70,000.

Share-Based Compensation granted to non-employee Directors shall vest over a period of at least three (3) years.

D.	General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Levinberg, Alon Levy, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on Wednesday, September 11, 2013 at 2 p.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business  more fully described  in the notice of and proxy statement  for such Special General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE APPROVAL OF THE PROPOSALS TO BE BROUGHT BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

September 11, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

00030200000000000000 0	091113

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
Item 1 requires an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution.	(1)
To approve Company’s Compensation Policy for the Company’s Directors and officers, as required by the Israeli Companies Law, in the form attached as Annex A to the Company’s Proxy Statement dated August 7, 2013.
			☐	☐	☐
For information regarding the definition of “Personal Interest”, please see the explanation in Item I of the Proxy Statement.
			YES	NO
		DO YOU HAVE A PERSONAL INTEREST IN ITEM 1 ABOVE?	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.